Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                          For the month of October 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: October 18, 2007

List of materials

Documents attached hereto:


i) Press release announcing Sony Computer Entertainment America announces new 40GB Playstation(R)3 (PS3(TM))configuration and price reduction of current 80GB model




Sony Computer Entertainment America


           SONY COMPUTER ENTERTAINMENT AMERICA ANNOUNCES NEW 40GB
         PLAYSTATION(R)3 (PS3(TM))CONFIGURATION AND PRICE REDUCTION OF
                              CURRENT 80GB MODEL
   New 40GB Model to be available in North America on November 2nd for $399;
              Effective Immediately, 80GB PS3 to be priced at $499


FOSTER CITY, Calif., October 18, 2007 - Sony Computer Entertainment America Inc.
(SCEA) today announced plans to introduce a new 40GB model of its PLAYSTATION(R)3 (PS3(TM)) computer entertainment system. Beginning November 2nd, to further enhance the HD entertainment experience, the new 40GB PS3 model will come bundled with the blockbuster movie Spider-Man(TM) 3 Blu-ray Disc(TM) (BD) from Sony Pictures Home Entertainment, and will be available in North America for a suggested retail price of $399 (USD/CND). The company also announced that effective immediately, the current 80GB PS3 model will be available in North America for $499 (USD/CND), $100 below the original launch price.

    "We're pleased to offer the consumer a lower price point without sacrificing the core technology components that make PS3 the most advanced high-definition entertainment system available. Every PS3 comes with a Blu-ray drive, HDMI output, an integrated Wi-Fi connection, Cell Broadband Engine and a built-in hard-drive," said Jack Tretton, President and CEO, SCEA. "This holiday season we'll be able to offer attractive retail pricing with a broad portfolio of outstanding games including Ratchet & Clank(R) Future: Tools of Destruction(TM), THE EYE OF JUDGMENT(TM), Uncharted: Drake's Fortune(TM), Heavenly Sword(TM), Call of Duty(R) 4: Modern Warfare, Assassin's Creed(TM), Haze(TM) and RockBand
(TM)."

    The new 40GB PS3 will no longer play PlayStation(R)2 titles, reflecting the availability of a more extensive line-up of PS3 specific titles. Consumers looking for backwards compatibility can take advantage of the limited PlayStation 2 backwards compatibility of the 80GB PS3.



PLAYSTATION(R)3 40GB Specification

Product name                      PLAYSTATION(R)3
CPU                               Cell Broadband Engine(TM)
GPU                               RSX(TM)
Sound                             Dolby 5.1ch, DTS 5.1ch , LPCM 7.1ch, AAC,
                                  others *1 *2
Memory                            256MB XDR Main RAM, 256MB GDDR3 VRAM
HDD           2.5" Serial ATA                          40GB
I/O           USB 2.0                                   x2
Communication Ethernet            x1 (10BASE-T, 100BASE-TX, 1000BASE-T)
              IEEE 802.11 b/g                        Included
              Bluetooth 2.0 (EDR)                    Included
Wireless controller (Bluetooth)                      Included
AV Output     Screen size                 480i, 480p, 720p, 1080i, 1080p
              HDMI OUT                                x1 *3
              AV MULTI OUT                              x1
              DIGITAL OUT                               x1
              (OPTICAL)
BD/DVD/CD     Maximum Read Speed  BD 2x (BD-ROM)
Drive
(Read Only)                       DVD 8x (DVD-ROM)
                                  CD 24x (CD-ROM)
Dimensions                        Approximately 12.75in (W) x 3.86in (H) x
                                  10.8in (D)
Weight                            Approximately 11 lbs

*1 A device compatible with Linear PCM 7.1 Ch. is required to output 7.1 Ch. audio, supported by Dolby TrueHD or a similar format, from the HDMI OUT connector.

*2 This system does not support output from the DTS-HD 7.1 Ch. DTS-HD 7.1 Ch. audio is output from a 5.1 or lower channel.

*3 "Deep Color" and "x.v.Color (xvYCC)" defined by HDMI ver1.3a are supported.


About Sony Computer Entertainment America

Sony Computer Entertainment America Inc. continues to redefine the entertainment lifestyle with its PlayStation(R) and PS one(R) game console, the PlayStation(R) 2 computer entertainment system, the PSP(R) (PlayStation(R)Portable) system, the ground-breaking PLAYSTATION(R)3 (PS3(TM)) computer entertainment system and its online and network services the PLAYSTATION(R)Network and PLAYSTATION(R)Store.

    Recognized as the undisputed industry leader, Sony Computer Entertainment America Inc. markets the PlayStation family of products and develops, publishes, markets and distributes software for the PS one game console, the PlayStation 2 computer entertainment system, PLAYSTATION 3 and the PSP system for the North American market. Based in Foster City, Calif., Sony Computer Entertainment America Inc. serves as headquarters for all North American operations and is a wholly owned subsidiary of Sony Computer Entertainment Inc.


                                     # # #


Visit us on the Web at http://www.us.playstation.com

"PlayStation", "PLAYSTATION", "PSP", "PS one" and the "PS" Family logo are registered trademarks and "PS3" and "SIXAXIS" are trademarks of Sony Computer Entertainment Inc.

Spider-Man 3, the movie(c) 2006 Sony Pictures Home Entertainment. All rights reserved.

Spider-Man Character (R) & (c) 2006 Marvel Characters, Inc. All rights reserved.